UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 6-K

___________________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-37652

Biodexa Pharmaceuticals PLC

(Translation of registrant’s name into English)

1 Caspian Point,

Caspian Way

Cardiff, CF10 4DQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information included in this Report on Form 6-K, including Exhibit 1.1 and Exhibit 10.1, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Number 333-209365) and Form F-3 (File Number 333-267932) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

Issuance of Promissory Note

On December 23, 2024 (the “Issuance Date”), Biodexa Pharmaceuticals PLC (the “Company”), issued a promissory note to C/M Capital Master Fund, LP (the “Holder”) in the aggregate principal amount of $600,000 (the “Note”) at a 10% original issue discount. The Note is an unsecured obligation of the Company and bears interest at an annual rate of 5%, which may be increased under certain circumstances, and has a maturity date of one year from the Issuance Date. The Note includes a monthly repayment schedule, with the entire principal amount of the Note, plus accrued and unpaid interest, due and payable by the Company on the date that is twelve (12) months from the Issuance Date (the “Maturity Date”). The Note may be prepaid prior to the Maturity Date without penalty. Additionally, prior to the Maturity Date and while the Note remains outstanding, upon the occurrence of each and every bona fide transaction or series of transactions conducted by the Company wherein the principal purpose of the Company is to raise capital, pursuant to which the Company issues and sells securities for an amount of gross proceeds equal to or greater than $500,000 (each, a “Financing Event”), the Company shall be obligated to utilize 25% of the gross proceeds from such Financing Event to prepay the Note, which repayment shall be due concurrently or immediately following the closing of such Financing Event.

The Note contains customary representations and warranties by the Company, and provides for certain customary events of default. Generally, if an event of default occurs and is continuing under the Note, the Holder may require the Company to repay all amount due under the Note, including accrued and unpaid interest, immediately.

The Company received the $540,000 pursuant to the Note on December 24, 2024.

The foregoing description of the Note does not purport to be complete and is qualified in its entirety by the full text of the Note, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

New Articles of Association

As previously disclosed, on November 22, 2024, at a general meeting the Company’s shareholders approved new Articles of Association of the Company (the “New Articles”). A copy of the New Articles is attached hereto as Exhibit 1.1 and incorporated herein by reference.

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of December 2024, and incorporated by reference herein, is:

Exhibit No.	Description

1.1	Articles of Association of Biodexa Pharmaceuticals PLC, adopted on November 22, 2024.

10.1	Promissory Note issued to C/M Capital Master Fund, LP, dated as of December 23, 2024.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biodexa Pharmaceuticals PLC

Date: December 27, 2024	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer and Chief Financial Officer

3